UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Microtune, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

59514P109
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,313,521
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,313,521
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,313,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 624,004
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 624,004
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,162,791
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,162,791
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,162,791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,642,986
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,642,986
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,642,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,266,990
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,266,990
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,266,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,313,521
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,313,521
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,313,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,580,511
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,580,511
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,580,511
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,580,511
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,580,511
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,580,511
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,580,511
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,580,511
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,580,511
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,580,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,580,511
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,580,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,580,511
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,580,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,580,511
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,580,511
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,511
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON JOHN BUCKETT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON RAGHU RAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,3001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON JOHN HAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 59514P109

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%1
14	TYPE OF REPORTING PERSON IN

4 See Item 5.

CUSIP NO. 59514P109

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ramius Navigation Master Fund Ltd, a Cayman Islands exempted company (“Navigation Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iv)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it and as the sole shareholder of Navigation Master Fund;

(v)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund, Navigation Master Fund and RCG PB;

(vi)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(viii)	Cowen Group, Inc., a Delaware corporation (“Cowen”), who serves as the sole member of Ramius;

(ix)	RCG Holdings LLC, a Delaware limited liability company (“RCG Holdings”), who is a significant shareholder of Cowen;

(x)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of RCG Holdings;

(xi)	Peter A. Cohen, who serves as one of the managing members of C4S;

(xii)	Morgan B. Stark, who serves as one of the managing members of C4S;

(xiii)	Thomas W. Strauss, who serves as one of the managing members of C4S;

(xiv)	Jeffrey M. Solomon, who serves as one of the managing members of C4S;

CUSIP NO. 59514P109

(xv)	John Buckett, who is a nominee for the Board of Directors of the Issuer

(xvi)	John Hamm, who is a nominee for the Board of Directors of the Issuer

(xvii)	Mark R. Mitchell, who is a nominee for the Board of Directors of the Issuer; and

(xviii)	Raghu Rau, who is a nominee for the Board of Directors of the Issuer.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, Cowen, RCG Holdings, C4S, and Messrs. Cohen, Stark, Strauss, Solomon and Mitchell is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund, Navigation Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Regatta Office Park, Windward 1, 2nd Floor, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of Navigation Master Fund and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule E and incorporated by reference in this Item 2.  The officers and directors of Cowen and their principal occupations and business addresses are set forth on Schedule F and incorporated by reference in this Item 2.

The principal business address of Mr. Buckett is 403 West Country Drive, Duluth, Georgia 30097.  The principal business address of Mr. Hamm is 201 Post Street, Suite 1100, San Francisco, California 94108.  The principal business address of Mr. Rau is 5632 Rutgers Road, La Jolla, California 92037.

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund, RCG PB and Navigation Master Fund is serving as a private investment fund.  Value and Opportunity Master Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Enterprise Master Fund and Navigation Master Fund has been formed for the purpose of making equity and debt investments.  RCG PB is the sole shareholder of Navigation Master Fund.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Navigation Master Fund, Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  Cowen provides alternative investment management, investment banking, research, and sales and trading services through its business units, Ramius and Cowen and Company.  Cowen also serves as the sole member of Ramius.  RCG Holdings is a significant shareholder of Cowen.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S. Each of Messrs. Buckett and Hamm is currently a private investor.  Mr. Rau is currently a strategic advisor.  Mr. Mitchell currently serves as a Partner Managing Director of Ramius.

CUSIP NO. 59514P109

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C, Schedule D, Schedule E or Schedule F, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, Solomon, Buckett, Hamm, Mitchell and Rau are citizens of the United States of America.  The citizenships of the persons listed on Schedules B through F are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,580,511 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund is approximately $9,179,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,457,321 Shares outstanding as of October 23, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 30, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on February 5, 2010, Value and Opportunity Master Fund beneficially owned 2,313,521 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 2,313,521
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,313,521
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 59514P109

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

B.	Navigation Master Fund

(a)	As of the close of business on February 5, 2010, Navigation Master Fund beneficially owned 1,162,791 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 1,162,791
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,162,791
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund during the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on February 5, 2010, Enterprise Master Fund beneficially owned 624,004 Shares.

Percentage:  Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 624,004
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 624,004
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

D.	RCG PB

(a)
As of the close of business on February 5, 2010, RCG PB directly owned 480,195 Shares.  RCG PB, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 1,162,791 Shares owned by Navigation Master Fund.

Percentage: Approximately 3.1%

(b)	1. Sole power to vote or direct vote: 1,642,986
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,642,986
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by RCG PB since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares on behalf of Navigation Master Fund during the past 60 days are set forth on Schedule A and incorporated by reference.

CUSIP NO. 59514P109

E.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 2,313,521 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 2,313,521
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,313,521
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated by reference.

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund, Navigation Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 624,004 Shares owned by Enterprise Master Fund (ii) 1,162,791 Shares owned by Navigation Master Fund and (iii) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,266,990
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,266,990
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D and on behalf of Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 2,313,521 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 624,004 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 4,580,511
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,580,511
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 59514P109

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D and on behalf of Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,313,521 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 624,004 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 4,580,511
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,580,511
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D and on behalf of Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,313,521 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 624,004 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 4,580,511
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,580,511
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D and on behalf of Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 2,313,521 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 624,004 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 8.6%

CUSIP NO. 59514P109

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,580,511
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,580,511

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D and on behalf of Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 2,313,521 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 624,004 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,580,511
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,580,511

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D and on behalf of Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

L.	Mr. Buckett

(a)
As of the close of business on February 5, 2010, Mr. Buckett directly owned 3,000 Shares.  Mr. Buckett, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 2,313,521 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 624,004 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 3,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,000
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 59514P109

(c)
The transactions in the Shares by Mr. Buckett  since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated by reference. The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D and on behalf of Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

M.	Mr. Rau

(a)
As of the close of business on February 5, 2010, Mr. Rau directly owned 3,300 Shares.  Mr. Rau, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 2,313,521 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 624,004 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 3,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,300
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Mr. Rau since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated by reference. The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D and on behalf of Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

N.	Messrs. Hamm and Mitchell

(a)
As of the close of business on February 5, 2010, neither of Messrs. Hamm or Mitchell directly owned any Shares.  Each of Messrs. Hamm and Mitchell, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, is deemed the beneficial owner of the (i) 2,313,521 Shares owned by Value and Opportunity Master Fund, (ii) 1,162,791 Shares owned by Navigation Master Fund, (iii) 624,004 Shares owned by Enterprise Master Fund and (iv) 480,195 Shares owned directly by RCG PB.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 59514P109

(c)
Neither of Messrs. Hamm or Mitchell entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund and RCG PB since the filing of Amendment No. 1 to the Schedule 13D and on behalf of Navigation Master Fund during the past 60 days are set forth in Schedule A and incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 8, 2010, the Reporting Persons entered into Amendment No. 1 to the Joint Filing and Solicitation Agreement, dated December 28, 2009, among the Reporting  Persons to add Navigation Master Fund as a party thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Amendment No. 1, dated February 8, 2010, to the Joint Filing and Solicitation Agreement, dated December 28, 2009, by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, RCG PB, Ltd, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey M. Solomon, John Buckett, John Hamm, Mark R. Mitchell and Raghu Rau.

CUSIP NO. 59514P109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
        its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
        its managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, John Buckett, Raghu Rau and John Hamm

/s/ Mark R. Mitchell
MARK R. MITCHELL

CUSIP NO. 59514P109

SCHEDULE A

Transactions in the Shares by Navigation Master Fund During the Past 60 Days and by the Other Reporting Persons Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

637	2.0950	12/30/2009
11,613	2.1049	12/30/2009
1,372	2.1000	12/31/2009
5,978	2.3098	1/5/2010
784	2.2500	1/6/2010
1,666	2.3718	1/8/2010
11,907	2.2327	1/22/2010
17,493	2.2261	1/22/2010
44,688	2.2500	1/26/2010
19,012	2.2357	1/26/2010
1,470	2.2000	1/27/2010
1,157	2.1983	1/27/2010
1,617	2.2000	1/28/2010
2,450	2.2000	1/28/2010
3,292	2.2047	1/29/2010
19,101	2.2110	1/29/2010
24,500	2.2000	1/29/2010
1,050	2.2000	2/1/2010
23,655	2.2506	2/1/2010
8,869	2.2451	2/2/2010
69,208	2.2503	2/2/2010
13,448	2.2488	2/3/2010
16,318	2.2523	2/3/2010
3,643	2.2232	2/4/2010
34,739	2.2035	2/4/2010
11,119	2.1991	2/5/2010
48,357	2.1986	2/5/2010

RAMIUS NAVIGATION MASTER FUND LTD

229*	1.9565	1/1/2010
573*	1.9538	1/1/2010
31*	1.9590	1/1/2010
3,230*	2.0061	1/1/2010
1,410*	1.9897	1/1/2010
2,095*	1.9940	1/1/2010

* Shares were acquired from RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 59514P109

114*	1.9990	1/1/2010
303*	1.9945	1/1/2010
531*	1.9871	1/1/2010
4,168*	1.9764	1/1/2010
341*	2.0100	1/1/2010
573*	1.9993	1/1/2010
21,618*	2.0088	1/1/2010
9,482*	2.0000	1/1/2010
18,338*	2.0245	1/1/2010
3,413*	1.9727	1/1/2010
5,897*	2.0290	1/1/2010
15,729*	1.9574	1/1/2010
1,452*	1.9990	1/1/2010
1,631*	2.0393	1/1/2010
1,138*	1.9935	1/1/2010
26,738*	2.0502	1/1/2010
50*	1.9946	1/1/2010
8,154*	2.0668	1/1/2010
3,753*	1.9903	1/1/2010
11,378*	2.0615	1/1/2010
2,910*	1.9881	1/1/2010
7,932*	2.0397	1/1/2010
639*	2.0390	1/1/2010
38*	2.0100	1/1/2010
3,072*	1.9892	1/1/2010
1,252*	1.9307	1/1/2010
25,297*	1.9569	1/1/2010
2,139*	2.1238	1/1/2010
22,729*	2.0910	1/1/2010
2,833*	1.9314	1/1/2010
12,337*	1.9251	1/1/2010
7,585*	1.8700	1/1/2010
986*	1.8659	1/1/2010
6,599*	1.8681	1/1/2010
5,613*	2.0508	1/1/2010
4,335*	2.0334	1/1/2010
2,920*	2.0522	1/1/2010
2,124*	2.0504	1/1/2010
265*	2.0590	1/1/2010
4,172*	2.0545	1/1/2010
721*	2.1429	1/1/2010
737*	2.1476	1/1/2010
3,565*	2.1475	1/1/2010
4,459*	2.0922	1/1/2010
3,850*	2.0948	1/1/2010
4,741*	2.0936	1/1/2010

* Shares were acquired from RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 59514P109

38*	2.0700	1/1/2010
4,542*	2.1159	1/1/2010
3,489*	2.1158	1/1/2010
114*	2.14728	1/1/2010
2,189*	2.1394	1/1/2010
5,006*	2.0700	1/1/2010
1,407*	2.0586	1/1/2010
7,217*	2.0544	1/1/2010
1,934*	2.0568	1/1/2010
12,667*	2.0541	1/1/2010
303*	1.9831	1/1/2010
6,378*	2.0169	1/1/2010
8,448*	2.0124	1/1/2010
9,746*	1.9861	1/1/2010
150*	1.9868	1/1/2010
4,287*	1.9942	1/1/2010
948*	1.9546	1/1/2010
17,483*	1.9606	1/1/2010
1,100*	1.9525	1/1/2010
15,623*	1.9537	1/1/2010
12*	1.7725	1/1/2010
441*	1.7490	1/1/2010
3,080*	1.7445	1/1/2010
5,700*	1.7700	1/1/2010
5,979*	1.7534	1/1/2010
9,500*	1.6883	1/1/2010
9,500*	1.7700	1/1/2010
9,500*	1.7614	1/1/2010
9,500*	1.7927	1/1/2010
9,500*	1.7798	1/1/2010
9,500*	1.7645	1/1/2010
28,538*	1.7600	1/1/2010
19,000*	1.7735	1/1/2010
1,520*	1.8080	1/1/2010
30,400*	1.8200	1/1/2010
456*	1.7957	1/1/2010
10,906*	1.8403	1/1/2010
4,509*	1.8503	1/1/2010
4,991*	1.8500	1/1/2010
19,000*	1.8177	1/1/2010
1,255*	1.859	1/1/2010
8,245*	1.8441	1/1/2010
76,000*	1.8200	1/1/2010
9,674*	1.8314	1/1/2010
7,806*	1.8409	1/1/2010
30,400*	1.8700	1/1/2010
3,990*	1.9553	1/1/2010

* Shares were acquired from RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 59514P109

20,710*	1.9584	1/1/2010
724*	1.89851	1/1/2010
582*	1.8945	1/1/2010
6,422*	1.8981	1/1/2010
22,672*	1.8970	1/1/2010
5,852*	1.8987	1/1/2010
12,084*	1.8941	1/1/2010
608*	1.8990	1/1/2010
9,937*	1.8903	1/1/2010
171*	1.7900	1/1/2010
4,672*	1.7987	1/1/2010
4,676*	1.7943	1/1/2010
36,328*	1.7400	1/1/2010
7,929*	1.7384	1/1/2010
31,743*	1.7430	1/1/2010
532*	1.7561	1/1/2010
18,468*	1.7360	1/1/2010
4,218*	1.6920	1/1/2010
5,282*	1.6918	1/1/2010
171*	1.6990	1/1/2010
4,529*	1.6945	1/1/2010
114*	1.6990	1/1/2010
4,034*	1.6938	1/1/2010
45*	1.6991	1/1/2010
652*	1.6945	1/1/2010
76*	1.6990	1/1/2010
3,476*	1.7939	1/1/2010
38*	1.7990	1/1/2010
5,859*	1.7864	1/1/2010
6*	1.7650	1/1/2010
7,576*	1.8288	1/1/2010
22,235*	1.8084	1/1/2010
1,064*	1.8771	1/1/2010
15,131*	1.8731	1/1/2010
1,496*	1.8573	1/1/2010
46,432*	1.8757	1/1/2010
190*	1.8945	1/1/2010
3,610*	1.8933	1/1/2010
35,338*	1.8392	1/1/2010
23,114*	1.8577	1/1/2010
69,781*	1.9747	1/1/2010
102,770*	1.9700	1/1/2010
12,502*	2.0399	1/1/2010
53,466*	2.0476	1/1/2010
9,828*	2.0742	1/1/2010
29,502*	2.0812	1/1/2010

* Shares were acquired from RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 59514P109

9,500*	2.0798	1/1/2010
11,172*	2.0917	1/1/2010
12,312*	2.0915	1/1/2010
1,696*	2.0783	1/1/2010
13,636*	2.0606	1/1/2010
14,418*	2.0641	1/1/2010
55,432*	2.0522	1/1/2010
4,104*	2.1396	1/1/2010
29,729*	2.1422	1/1/2010
494*	2.1040	1/1/2010
9,006*	2.1094	1/1/2010
1,064*	2.1090	1/1/2010
4,636	2.3098	1/5/2010
608	2.2500	1/6/2010
1,292	2.3718	1/8/2010
9,234	2.2327	1/22/2010
13,566	2.2261	1/22/2010
34,656	2.2500	1/26/2010
14,744	2.2357	1/26/2010
1,140	2.2000	1/27/2010
898	2.1983	1/27/2010
1,254	2.2000	1/28/2010
1,900	2.2000	1/28/2010
2,553	2.2047	1/29/2010
14,813	2.2110	1/29/2010
19,000	2.2000	1/29/2010
225	2.2000	2/1/2010
5,069	2.2506	2/1/2010
(480,195)**	2.2200	2/2/2010

RAMIUS ENTERPRISE MASTER FUND LTD

169	2.0950	12/30/2009
3,081	2.1049	12/30/2009
364	2.1000	12/31/2009
1,586	2.3098	1/5/2010
208	2.2500	1/6/2010
442	2.3718	1/8/2010
3,159	2.2327	1/22/2010
4,641	2.2261	1/22/2010
11,856	2.2500	1/26/2010
5,044	2.2357	1/26/2010
390	2.2000	1/27/2010
307	2.1983	1/27/2010
429	2.2000	1/28/2010

* Shares were acquired from RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

** Shares were transferred to RCG PB Ltd, an affiliate of Ramius Navigation Master Fund Ltd, in an exempt transaction.

CUSIP NO. 59514P109

650	2.2000	1/28/2010
873	2.2047	1/29/2010
5,068	2.2110	1/29/2010
6,500	2.2000	1/29/2010
225	2.2000	2/1/2010
5,069	2.2506	2/1/2010
1,947	2.2451	2/2/2010
15,192	2.2503	2/2/2010
2,952	2.2488	2/3/2010
3,582	2.2523	2/3/2010
800	2.2232	2/4/2010
7,626	2.2035	2/4/2010
2,441	2.1991	2/5/2010
10,615	2.1986	2/5/2010

RCG PB, LTD

494	2.0950	12/30/2009
9,006	2.1049	12/30/2009
1,064	2.1000	12/31/2009
(229)#	2.2600	1/1/2010
(573)#	2.2600	1/1/2010
(31) #	2.2600	1/1/2010
(3,230) #	2.2600	1/1/2010
(1,410) #	2.2600	1/1/2010
(2,095) #	2.2600	1/1/2010
(114) #	2.2600	1/1/2010
(303) #	2.2600	1/1/2010
(531) #	2.2600	1/1/2010
(4,168) #	2.2600	1/1/2010
(341) #	2.2600	1/1/2010
(573) #	2.2600	1/1/2010
(21,618) #	2.2600	1/1/2010
(9,482) #	2.2600	1/1/2010
(18,338) #	2.2600	1/1/2010
(3,413) #	2.2600	1/1/2010
(5,897) #	2.2600	1/1/2010
(15,729) #	2.2600	1/1/2010
(1,452) #	2.2600	1/1/2010
(1,631) #	2.2600	1/1/2010
(1,138) #	2.2600	1/1/2010
(26,738) #	2.2600	1/1/2010
(50) #	2.2600	1/1/2010
(8,154)#	2.2600	1/1/2010
(3,753) #	2.2600	1/1/2010
(11,378) #	2.2600	1/1/2010

# Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.

CUSIP NO. 59514P109

(2,910) #	2.2600	1/1/2010
(7,932) #	2.2600	1/1/2010
(639) #	2.2600	1/1/2010
(38) #	2.2600	1/1/2010
(3,072) #	2.2600	1/1/2010
(1,252) #	2.2600	1/1/2010
(25,297) #	2.2600	1/1/2010
(2,139) #	2.2600	1/1/2010
(22,729) #	2.2600	1/1/2010
(2,833) #	2.2600	1/1/2010
(12,337) #	2.2600	1/1/2010
(7,585) #	2.2600	1/1/2010
(986) #	2.2600	1/1/2010
(6,599) #	2.2600	1/1/2010
(5,613) #	2.2600	1/1/2010
(4,335) #	2.2600	1/1/2010
(2,920) #	2.2600	1/1/2010
(2,124) #	2.2600	1/1/2010
(265) #	2.2600	1/1/2010
(4,172) #	2.2600	1/1/2010
(721) #	2.2600	1/1/2010
(737) #	2.2600	1/1/2010
(3,565) #	2.2600	1/1/2010
(4,459) #	2.2600	1/1/2010
(3,850) #	2.2600	1/1/2010
(4,741) #	2.2600	1/1/2010
(38) #	2.2600	1/1/2010
(4,542) #	2.2600	1/1/2010
(3,489) #	2.2600	1/1/2010
(114) #	2.2600	1/1/2010
(2,189) #	2.2600	1/1/2010
(5,006) #	2.2600	1/1/2010
(1,407) #	2.2600	1/1/2010
(7,217) #	2.2600	1/1/2010
(1,934) #	2.2600	1/1/2010
(12,667) #	2.2600	1/1/2010
(303) #	2.2600	1/1/2010
(6,378) #	2.2600	1/1/2010
(8,448) #	2.2600	1/1/2010
(9,746) #	2.2600	1/1/2010
(150) #	2.2600	1/1/2010
(4,287) #	2.2600	1/1/2010
(948) #	2.2600	1/1/2010
(17,483)#	2.2600	1/1/2010
(1,100) #	2.2600	1/1/2010
(15,623) #	2.2600	1/1/2010

# Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.

CUSIP NO. 59514P109

(12) #	2.2600	1/1/2010
(441) #	2.2600	1/1/2010
(3,080) #	2.2600	1/1/2010
(5,700) #	2.2600	1/1/2010
(5,979) #	2.2600	1/1/2010
(9,500) #	2.2600	1/1/2010
(9,500) #	2.2600	1/1/2010
(9,500) #	2.2600	1/1/2010
(9,500) #	2.2600	1/1/2010
(9,500) #	2.2600	1/1/2010
(9,500) #	2.2600	1/1/2010
(28,538) #	2.2600	1/1/2010
(19,000) #	2.2600	1/1/2010
(1,520) #	2.2600	1/1/2010
(30,400) #	2.2600	1/1/2010
(456) #	2.2600	1/1/2010
(10,906) #	2.2600	1/1/2010
(4,509) #	2.2600	1/1/2010
(4,991) #	2.2600	1/1/2010
(19,000) #	2.2600	1/1/2010
(1,255) #	2.2600	1/1/2010
(8,245) #	2.2600	1/1/2010
(76,000) #	2.2600	1/1/2010
(9,674) #	2.2600	1/1/2010
(7,806) #	2.2600	1/1/2010
(30,400) #	2.2600	1/1/2010
(3,990) #	2.2600	1/1/2010
(20,710) #	2.2600	1/1/2010
(724) #	2.2600	1/1/2010
(582) #	2.2600	1/1/2010
(6,422) #	2.2600	1/1/2010
(22,672) #	2.2600	1/1/2010
(5,852) #	2.2600	1/1/2010
(12,084) #	2.2600	1/1/2010
(608) #	2.2600	1/1/2010
(9,937) #	2.2600	1/1/2010
(171) #	2.2600	1/1/2010
(4,672) #	2.2600	1/1/2010
(4,676) #	2.2600	1/1/2010
(36,328) #	2.2600	1/1/2010
(7,929) #	2.2600	1/1/2010
(31,743) #	2.2600	1/1/2010
(532) #	2.2600	1/1/2010
(18,468)#	2.2600	1/1/2010
(4,218) #	2.2600	1/1/2010
(5,282)#	2.2600	1/1/2010
(171) #	2.2600	1/1/2010
(4,529) #	2.2600	1/1/2010

# Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.

CUSIP NO. 59514P109

(114)#	2.2600	1/1/2010
(4,034) #	2.2600	1/1/2010
(45) #	2.2600	1/1/2010
(652) #	2.2600	1/1/2010
(76) #	2.2600	1/1/2010
(3,476) #	2.2600	1/1/2010
(38) #	2.2600	1/1/2010
(5,859) #	2.2600	1/1/2010
(6) #	2.2600	1/1/2010
(7,576) #	2.2600	1/1/2010
(22,235) #	2.2600	1/1/2010
(1,064) #	2.2600	1/1/2010
(15,131) #	2.2600	1/1/2010
(1,496) #	2.2600	1/1/2010
(46,432) #	2.2600	1/1/2010
(190) #	2.2600	1/1/2010
(3,610) #	2.2600	1/1/2010
(35,338) #	2.2600	1/1/2010
(23,114) #	2.2600	1/1/2010
(69,781) #	2.2600	1/1/2010
(102,770) #	2.2600	1/1/2010
(12,502) #	2.2600	1/1/2010
(53,466) #	2.2600	1/1/2010
(9,828) #	2.2600	1/1/2010
(29,502) #	2.2600	1/1/2010
(9,500) #	2.2600	1/1/2010
(11,172) #	2.2600	1/1/2010
(12,312) #	2.2600	1/1/2010
(1,696) #	2.2600	1/1/2010
(13,636) #	2.2600	1/1/2010
(14,418) #	2.2600	1/1/2010
(55,432) #	2.2600	1/1/2010
(4,104) #	2.2600	1/1/2010
(29,729) #	2.2600	1/1/2010
(494) #	2.2600	1/1/2010
(9,006) #	2.2600	1/1/2010
(1,064) #	2.2600	1/1/2010
480,195##	2.2200	2/2/2010

JOHN BUCKETT

3,000	2.2200	2/2/2010

RAGHU RAU

3,300	2.1700	2/5/2010

# Shares were transferred to Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.
## Shares were acquired from Ramius Navigation Master Fund Ltd, an affiliate of RCG PB Ltd, in an exempt transaction.

CUSIP NO. 59514P109

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Chairman of the Investment ommittee of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 59514P109

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 59514P109

SCHEDULE D

Directors and Officers of Ramius Navigation Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey C. Smith Director	Partner Managing Director of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 59514P109

SCHEDULE E

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Chief Executive Officer and President of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief of Staff of Cowen Group, Inc.	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands
CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Regatta Office Park Windward 1, 2nd Floor PO Box 31106 Grand Cayman KY1-1205 Cayman Islands	Cayman Islands

CUSIP NO. 59514P109

SCHEDULE F

Directors and Officers of Cowen Group, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Peter A. Cohen Chairman of the Board and Chief Executive Officer	Chief Executive Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jules B. Kroll Director	President of JEMKroll Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

David M. Malcolm Director	President and Chief Executive Officer of Cowen and Company	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jerome S. Markowitz Director	Senior Partner at Conifer Securities LLC	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Jack H. Nusbaum Director	Chairman of Willkie Farr & Gallagher LLP	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

L. Thomas Richards, M.D. Director	Physician, UCSF Medical Center	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Edoardo Spezzotti Director	Senior Executive Vice President of Unicredit Group	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	Italy

John E. Toffolon, Jr. Lead Director	Director, Westway Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Charles W.B. Wardell, III Director	Senior Client Partner at Korn/Ferry	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

CUSIP NO. 59514P109

Christopher A. White Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc.	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States

Joseph R. Wright Director	Chief Executive Officer and Director of Scientific Games Corporation	c/o Cowen Group, Inc. 599 Lexington Avenue 20th Floor New York, New York 10022	United States